Mail Stop 4561

May 13, 2009

Mr. Louis E. Silverman
President and Chief Executive Officer
Quality Systems, Inc.
18111 Von Karman Ave., Suite 600
Irvine, California 92612

      Re: **Quality Systems, Inc.**
             Form 10-K for Fiscal Year Ended March 31, 2008
             Filed June 12, 2008
             File No. 1-12537

Dear Mr. Silverman:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

                Sincerely,

                Craig D. Wilson
                Sr. Asst. Chief Accountant